UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SI International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78427V102

(CUSIP Number)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78427V102

1.	Names of Reporting Persons Artisan Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 865,400

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 947,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 947,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.14%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 78427V102

1.	Names of Reporting Persons Artisan Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 865,400

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 947,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 947,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.14%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78427V102

1.	Names of Reporting Persons ZFIC, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 865,400

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 947,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 947,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.14%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78427V102

1.	Names of Reporting Persons Andrew A. Ziegler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 865,400

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 947,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 947,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.14%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78427V102

1.	Names of Reporting Persons Carlene M. Ziegler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 865,400

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 947,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 947,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.14%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78427V102

1.	Names of Reporting Persons Artisan Funds, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 539,800

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 539,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.07%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer SI International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12012 Sunset Hills Road Reston, Virginia 20190-5869

Item 2.
(a)

Name of Person Filing
Artisan Partners Limited Partnership (“Artisan Partners”)

Artisan Investment Corporation, the general partner of Artisan Partners (“Artisan Corp.”)

ZFIC, Inc., the sole stockholder of Artisan Corp. (“ZFIC”)

Andrew A. Ziegler

Carlene M. Ziegler

Artisan Funds, Inc. (“Artisan Funds”)

(b)

Address of Principal Business Office or, if none, Residence
Artisan Partners, Artisan Corp., ZFIC, Mr. Ziegler, Ms. Ziegler and Artisan

Funds are all located at:

875 East Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

(c)

Citizenship

Artisan Partners is a Delaware limited partnership
Artisan Corp. is a Wisconsin corporation

ZFIC is a Wisconsin corporation

Mr. Ziegler and Ms. Ziegler are U.S. citizens

Artisan Funds is a Wisconsin corporation

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 78427V102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(d)	Artisan Funds is an Investment Company under section 8 of the Investment Company Act.
(e)

Artisan Partners is an investment adviser registered under section 203 of the Investment Advisers Act of 1940; Artisan Corp. is the general partner of Artisan Partners; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 947,500
(b) Percent of class: 7.14% (based on 13,276,729 shares outstanding as of October 31, 2008)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote 865,400
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of 947,500

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of discretionary clients of Artisan Partners; as reported herein, Artisan Partners holds 947,500 shares, including 539,800 shares on behalf of Artisan Funds.  Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2008

ARTISAN INVESTMENT CORPORATION,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Janet D. Olsen*

ZFIC, INC.

By:	Janet D. Olsen*

ANDREW A. ZIEGLER

Andrew A. Ziegler*

CARLENE M. ZIEGLER

Carlene M. Ziegler*

ARTISAN FUNDS, INC.

By:	Janet D. Olsen*

*By:	/s/ Janet D. Olsen
Janet D. Olsen
Vice President of Artisan Investment Corporation
Attorney-in-Fact for ZFIC, Inc.
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene M. Ziegler
General Counsel and Secretary of Artisan Funds, Inc.

Exhibit Index

Exhibit 1

Joint Filing Agreement dated November 7, 2008 by and among Artisan Partners Limited Partnership, Artisan Investment Corporation, ZFIC, Inc., Andrew A. Ziegler, Carlene M. Ziegler and Artisan Funds, Inc.

Exhibit 2	Power of Attorney of ZFIC, Inc., dated March 19, 2007

Exhibit 3	Power of Attorney of Andrew A. Ziegler dated March 19, 2007

Exhibit 4	Power of Attorney of Carlene M. Ziegler dated March 19, 2007